UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025
Commission File Number 000-51138

GRAVITY Co., Ltd.
———————————————————————————————————————
(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 03925, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2025 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – May 9, 2025 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2025, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
FIRST QUARTER 2025 HIGHLIGHTS

•Total revenues were KRW 137,464 million (US$ 93,231 thousand), representing a 6% increase from the fourth quarter ended December 31, 2024 (“QoQ”) and a 14.8% increase from the first quarter ended March 31, 2024 (“YoY”).

•Operating profit was KRW 24,730 million (US$ 16,772 thousand), representing a 55% increase QoQ and an 8% decrease YoY.

•Profit before income tax expenses was KRW 28,450 million (US$ 19,295 thousand), representing a 12.1% increase QoQ and a 12.5% decrease YoY.

•Net profit attributable to parent company was KRW 22,038 million (US$ 14,947 thousand), representing a 4.6% decrease QoQ and an 18% decrease YoY.

REVIEW OF FIRST QUARTER 2025 FINANCIAL RESULTS

Revenues

Online game revenues for the first quarter of 2025 were KRW 18,806 million (US$ 12,755 thousand), representing a 5.1% decrease QoQ from KRW 19,822 million and a 4.1% increase YoY from KRW 18,065 million. The decrease QoQ was mainly attributable to decreased revenues from Ragnarok Online in Thailand. Such decrease was partially offset by increased revenue from Ragnarok Online in Japan. The increase YoY was largely due to increased revenues from Ragnarok Online in Thailand and China.

Mobile game revenues were KRW 115,486 million (US$ 78,325 thousand) for the first quarter of 2025, representing a 9.4% increase QoQ from KRW 105,586 million and a 17.2% increase YoY from KRW 98,548 million. The increase QoQ attributed to initial revenues from Ragnarok M: Classic which was launched in Southeast Asia on February 14, 2025 and Ragnarok Idle Adventure Plus launched in Global except Taiwan, Hong Kong, Macau, China, Korea and Japan on February 20, 2025. Such increase was partially offset by decreased revenues from Ragnarok Origin in Southeast Asia and THE RAGNAROK in Southeast Asia. The increase YoY was due to initial revenue from Ragnarok M: Classic in Southeast Asia, THE RAGNAROK in Southeast Asia launched on October 31, 2024 and Ragnarok: Rebirth in Taiwan, Hong Kong and Macau launched on October 31, 2024. This increase was partially offset by decreased revenues from Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau and North, Central and South America.

Other revenues were KRW 3,172 million (US$ 2,151 thousand) for the first quarter of 2025, representing a 26.5% decrease QoQ from KRW 4,315 million and a 0.2% increase YoY from KRW 3,166 million.

Cost of Revenue

Cost of revenue was KRW 87,458 million (US$ 59,316 thousand) for the first quarter of 2025, representing a 8% increase QoQ from KRW 81,008 million and a 18.8% increase YoY from KRW 73,628 million. The increase QoQ was mainly due to increased commission paid for mobile game services related to Ragnarok M: Classic in Southeast Asia. The increase YoY was primarily due to increased commission paid for mobile game services related to

Ragnarok M: Classic in Southeast Asia, THE RAGNAROK in Southeast Asia and Ragnarok: Rebirth in Taiwan, Hong Kong and Macau.

Operating Expenses

Operating expenses were KRW 25,276 million (US$ 17,143 thousand) for the first quarter of 2025, representing a 22.9% decrease QoQ from KRW 32,765 million and a 31.1% increase YoY from KRW 19,282 million. The decrease QoQ was mainly due to decreased advertising expenses for THE RAGNAROK in Southeast Asia and salaries. The increase YoY was mainly due to increased advertising expenses for Ragnarok Idle Adventure Plus in Global, Ragnarok V: Returns in Thailand, Indonesia and Philippines and Ragnarok Begins in Taiwan, Hong Kong and Macau.

Profit Before Income Tax Expenses

Profit before income tax expenses was KRW 28,450 million (US$ 19,295 thousand) for the first quarter of 2025 compared with profit before income tax expense of KRW 25,377 million for the fourth quarter of 2024 and profit before income tax expenses of KRW 32,498 million for the first quarter of 2024.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 22,038 million (US$ 14,947 thousand) for the first quarter of 2025 compared with net profit attributable to parent company of KRW 23,099 million for the fourth quarter of 2024 and a net profit attributable to parent company of KRW 26,866 million for the first quarter of 2024.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 577,163 million (US$ 391,446 thousand) as of March 31, 2025.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,474.44 to US$ 1.00, the noon buying rate in effect on March 31, 2025 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok M: Classic, an MMORPG Mobile game

Ragnarok M: Classic was officially launched in Southeast Asia on February 14, 2025 and Taiwan, Hong Kong and Macau on April 16, 2025.

•Ragnarok Idle Adventure Plus, a Vertical Idle MMORPG Mobile game

Ragnarok Idle Adventure Plus was launched in Global except for Taiwan, Hong Kong, Macau, China, Korea and Japan on February 20, 2025 and is underway for its launch in Taiwan, Hong Kong and Macau in the second quarter of 2025 and Korea in the second half of 2025.

•Ragnarok X: Next Generation, an MMORPG Mobile and PC game

Ragnarok X: Next Generation was officially launched in North, Central and South America, Oceania, England, Portugal, Spain and Ireland on May 8, 2025 and will be launching in Europe (except England, Portugal, Spain and Ireland) in the second quarter of 2025.

•THE RAGNAROK, an MMORPG game

THE RAGNAROK (Chinese title: 巴風特之怒) will be launched on WeChat (H5) Mini Programs in China in the second quarter of 2025.

•Ragnarok: Dawn (tentative English title), an Idle MMORPG game

Ragnarok: Dawn (tentative English title) was officially launched on WeChat Mini Programs in China on February 20, 2025, and mobile app version will be launched in Taiwan, Hong Kong and Macau in the second half of 2025.

•Ragnarok V: Returns, a 3D MMORPG Mobile and PC game

Ragnarok V: Returns was officially launched in Thailand, Indonesia and Philippines on March 27, 2025.

•Ragnarok: Back to Glory, a 3D MMORPG Mobile game

Ragnarok: Back to Glory was officially launched in Korea and re-launched in Southeast Asia on April 17, 2025 and will be launched in China in the third quarter of 2025.

•Ragnarok Crush, a Puzzle and Tower Defense Mobile game

Ragnarok Crush will be launched in Global in July 2025.

•Ragnarok Online America Latina, an MMORPG PC game

Ragnarok Online America Latina is scheduled to be direct-serviced in Latin America on May 28, 2025.

•Ragnarok Zero, an RPG PC game

Ragnarok Zero is being prepared to be launched in Taiwan in July 2025.

•Ragnarok Libre, a Time Effective MMORPG Telegram game

Ragnarok Libre is underway for its launch in Global in the second quarter of 2025.

Ragnarok Online IP-based Blockchain Game

•Ragnarok Landverse, an MMORPG Blockchain and PC game

Ragnarok Landverse will be launched in Latin America in the second half of 2025.
Ragnarok Landverse Genesis, a global new server integrated with RONIN platform, ranked first in trading volume after its official release in Global on March 29, 2025.

Other IP-based games

•JLPGA Heroine Collection, a Sports Mobile game

JLPGA was officially launched in Japan on March 25, 2025.

•Shambles: Sons of Apocalypse, a Deck-building Roguelike Mobile game

Shambles: Sons of Apocalypse, was officially launched in Global except for China, Vietnam and Taiwan on March 27, 2025

•Twilight Monk, a 2.5D Action RPG Console game

Twilight Monk, was officially launched in Global on March 27, 2025

•Snow Brothers 2 Special, an Action and Platformer Console game

Snow Brothers 2 Special, was officially launched in Global on April 10, 2025

•Meow Star Acers 2, a Farm Simulation Mobile game

Meow Star Acers 2, is scheduled to be launched in Global in the second half of 2025.

•Dragonica Origin, an MO Action RPG PC game

Dragonica Origin will be launched in Southeast Asia in June 2025.

•Gunbound, an MMO Turned-based Artillery PC game

Gunbound is underway for its launch in Southeast Asia and Latin America in the second quarter of 2025.

Expansion of Ragnarok IP-business

Ragnarok Golf Monsters is an indoor-screen golf brand based on the Ragnarok monster characters. Gravity Communications Co., Ltd. opened the first facility of Ragnarok Golf Monsters in Taipei, Taiwan on February 27, 2025.

Our New Subsidiary

Gravity established Gravity Game Unite Sdn. Bhd. ("Gravity Game Unite"), a subsidiary in Malaysia, on March 12, 2025. Gravity will expand various game services including Ragnarok Online IP based games throughout Gravity Game Unite in Malaysian regions.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the first quarter in 2025 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/updates. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 regions. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2024 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Yujin Oh
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-24		31-Mar-25
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	228,898	155,244	201,367	136,572
Short-term financial instruments	324,304	219,951	375,796	254,874
Accounts receivable, net	81,152	55,039	74,469	50,507
Other receivables, net	1,572	1,066	2,162	1,466
Prepaid expenses	8,115	5,504	6,669	4,523
Other current financial assets	6,602	4,478	6,033	4,092
Other current assets	2,967	2,012	3,091	2,096
Total current assets	653,610	443,294	669,587	454,130
Property and equipment, net	9,957	6,753	10,576	7,173
Intangible assets, net	7,057	4,786	6,414	4,350
Deferred tax assets	5,617	3,810	6,294	4,269
Other non-current financial assets	1,767	1,198	670	454
Other non-current assets	8,451	5,732	9,366	6,352
Total assets	686,459	465,573	702,907	476,728
Liabilities and Equity
Current liabilities:
Accounts payable	67,930	46,072	63,048	42,761
Deferred revenue	26,761	18,150	24,015	16,288
Withholdings	1,588	1,077	1,635	1,109
Accrued expense	2,651	1,798	2,168	1,470
Income tax payable	6,507	4,413	8,782	5,956
Other current liabilities	3,212	2,178	3,390	2,299
Total current liabilities	108,649	73,688	103,038	69,883
Long-term account payables	220	149	220	149
Long-term deferred revenue	2,572	1,744	1,322	897
Other non-current liabilities	5,361	3,636	5,904	4,003
Deferred tax liabilities	1,294	878	1,294	878
Total liabilities	118,096	80,095	111,778	75,810
Share capital	3,474	2,356	3,474	2,356
Capital surplus	26,979	18,298	26,979	18,298
Other components of equity	23,801	16,143	24,507	16,621
Retained earnings	513,418	348,212	535,456	363,159
Equity attributable to owners of the Parent Company	567,672	385,009	590,416	400,434
Non-controlling interest	691	469	713	484
Total equity	568,363	385,478	591,129	400,918
Total liabilities and equity	686,459	465,573	702,907	476,728

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,474.44 to US$ 1.00, the noon buying rate in effect on March 31, 2025 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-24		31-Mar-24		31-Mar-25
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	19,822	13,444	18,065	12,252	18,806	12,755
Mobile games	105,586	71,611	98,548	66,838	115,486	78,325
Other revenue	4,315	2,927	3,166	2,147	3,172	2,151
Total net revenue	129,723	87,982	119,779	81,237	137,464	93,231
Cost of revenue	81,008	54,942	73,628	49,936	87,458	59,316
Gross profit	48,715	33,040	46,151	31,301	50,006	33,915
Operating expenses:
Selling, general and administrative expenses	28,311	19,201	15,747	10,680	21,859	14,825
Research and development	3,669	2,488	3,601	2,442	3,431	2,327
Others, net	785	534	(66)	(45)	(14)	(9)
Total operating expenses	32,765	22,223	19,282	13,077	25,276	17,143
Operating profit	15,950	10,817	26,869	18,224	24,730	16,772
Finance income(costs):
Finance income	9,801	6,647	6,297	4,271	10,717	7,269
Finance costs	(374)	(254)	(668)	(453)	(6,997)	(4,746)
Profit before income tax	25,377	17,210	32,498	22,042	28,450	19,295
Income tax expense	2,274	1,542	5,615	3,808	6,372	4,322
Profit for the year	23,103	15,668	26,883	18,234	22,078	14,973
Profit attributable to:
Non-controlling interest	4	3	17	12	40	26
Owners of Parent company	23,099	15,665	26,866	18,222	22,038	14,947
Earning per share
- Basic and diluted	3,324	2.25	3,866	2.62	3,171	2.15
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS
- Basic and diluted	3,324	2.25	3,866	2.62	3,171	2.15

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,474.44 to US$1.00, the noon buying rate in effect on March 31, 2025 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: May 9, 2025